

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

<u>Via E-mail</u>

Mr. Philip Cook
Senior Vice President – Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

      Re: Quicksilver Resources Inc.
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 14, 2011
            File No. 1-14837

Dear Mr. Cook:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ A.N. Parker *for*

                H. Roger Schwall
                Assistant Director